FOR IMMEDIATE RELEASE                                              EXHIBIT 9.A.9

                       GARDEN RIDGE CORPORATION ANNOUNCES
                    PRELIMINARY RESULTS OF SELF-TENDER OFFER

HOUSTON, TEXAS -- SEPTEMBER 24, 1999 -- Garden Ridge Corporation (NASDAQ: GRDG) announced today the preliminary results of its self-tender offer which expired yesterday, Thursday, September 23, 1999, at 5:00 p.m., Eastern Daylight Savings Time. The Company commenced its offer to purchase up to 3,000,000 shares of its Common Stock at a price of $7.00 per share on Thursday, August 26, 1999.

Based upon a preliminary count by the Depositary, the Company expects to purchase 1,230,272 shares of its Common Stock at $7.00 per share. Assuming the Company's purchases are as expected, following the purchase of shares tendered in the offer, the Company will have 15,870,264 shares of Common Stock outstanding.

The determination of the actual number of shares to be purchased and the purchase price are subject to final confirmation and the proper delivery of all shares tendered and not withdrawn, including shares tendered pursuant to the guaranteed delivery procedure. Payment for shares accepted for payment will occur as soon as practicable after determination of the final number of shares properly tendered.

This press release is for information purposes only and is not intended to serve as a solicitation to buy securities. Any solicitation to buy securities is made only pursuant to the Offer to Purchase, as amended, and the Letter of Transmittal dated August 26, 1999.

Garden Ridge is The Home Decor Marketplace. The Company's product categories include floral (silk and dried flowers), housewares, seasonal, pictures and frames, candles, party supplies, pottery, crafts, home accents and baskets. The Company currently operates 32 megastores in Texas, Florida, Georgia, Illinois, Kentucky, Missouri, North Carolina, Ohio, Oklahoma, South Carolina, Tennessee and Virginia.

For more information contact:                           Jane Arbuthnot, CFO
                                                        (281) 579-7901, ext. 205